UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Results of the Extraordinary General Meeting of Shareholders

On November 21, 2014, KB Financial Group Inc. held an extraordinary general meeting of shareholders, and the agenda item listed below was approved and ratified as originally proposed.

•	Agenda: Appointment of executive director

•	Details of the appointed executive director:

Name (Date of Birth)	Current Position		Career		Education	Nationality	Term of Office
Jong Kyoo Yoon (New appointment) (10/13/1955)	Senior Advisor, Kim & Chang	•	Deputy President, Chief Financial Officer and Chief Risk Officer, KB Financial Group	•	Ph.D. in Business Administration, Sungkyunkwan University		3 years (11/21/2014 – 11/20/2017)
		•	Senior Advisor, Kim & Chang
		•	Senior Executive Vice President and Head of Retail Banking Group, Kookmin Bank	• •	M.A. in Business Administration, Seoul National University B.A. in Business Administration, Sungkyunkwan University	Republic of Korea
		•	Senior Executive Vice President, Chief Financial Officer and Chief Strategic Officer, Kookmin Bank
		•	Senior Partner, Samil Accounting Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: November 21, 2014	By:	/s/ Woong-Won Yoon
(Signature)

	Name:	Woong-Won Yoon
	Title:	Deputy President & CFO